SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Nanosphere, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

63009F105

(CUSIP Number)

Laura Mondrowski, Esq.

Lurie Investments, Inc.

440 West Ontario Street

Chicago, Illinois 60654

(312) 466-3750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 63009F105	13D	Page 2 of 19

1.	Names of Reporting Persons Lurie Investment Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,006,136
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,006,136
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,006,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 3 of 19

1.	Names of Reporting Persons Alfa-Tech, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,902,407
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,902,407
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,902,407
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 4 of 19

1.	Names of Reporting Persons ANDA-ProQuest, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,274,096
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,274,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 5 of 19

1.	Names of Reporting Persons AOQ Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,708,979
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,708,979
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,708,979
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 6 of 19

1.	Names of Reporting Persons LFT Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,635,904
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,635,904
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 7 of 19

1.	Names of Reporting Persons Ann and Robert H. Lurie Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,891
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 112,891
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,891
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions) CO

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 8 of 19

1.	Names of Reporting Persons Lurie Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,080,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,080,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,080,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%*
14.	Type of Reporting Person (See Instructions) CO

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 9 of 19

1.	Names of Reporting Persons Ann and Bob Trust 1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,902,407
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,902,407
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,902,407
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 10 of 19

1.	Names of Reporting Persons ANDA Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,274,096
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,274,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 11 of 19

1.	Names of Reporting Persons Ann Lurie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000
	8.	Shared Voting Power 14,714,737
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power 14,714,737
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,724,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.3%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP NO. 63009F105	13D	Page 12 of 19

Explanatory Note: This Amendment No. 9 amends the Schedule 13D filed by certain of the Reporting Persons on December 1, 2008, as previously amended on March 23, 2009, June 18, 2009, October 21, 2009, May 10, 2011, July 15, 2011, May 24, 2012, June 15, 2012 and July 25, 2012 (as so amended, the “Schedule 13D”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(f)

This Schedule 13D is being filed jointly by Lurie Investment Fund, L.L.C. (“LIF”), Alfa-Tech, L.L.C. (“ATL”), ANDA-ProQuest, L.L.C. (“APL”), AOQ Trust, ANDA Partnership (“ANDA”), LFT Partnership (“LFT”), the Ann and Robert H. Lurie Foundation (the “Foundation”), Lurie Investments, Inc. (“LII”), Ann and Bob Trust 1 (“AB Trust”) and Ann Lurie (collectively, the “Reporting Persons”). LIF, ATL and APL are each Delaware limited liability companies. LII is an Illinois corporation. AOQ Trust and AB Trust are trusts administered under the laws of Florida. LFT and ANDA are each an Illinois general partnership. The Foundation is an Illinois not-for-profit corporation. Ann Lurie is the president and sole director of LII. The sole stockholder of LII is the Ann Lurie Revocable Trust, a trust administered under the laws of Illinois. LII as the Executive Managing Member of LIF has the sole management authority over LIF. Ann Lurie is the co-trustee of the AB Trust, the sole managing member of ATL. The managing member of APL is ANDA. The sole management authority over ANDA is held by trusts whose co-trustees are Ann Lurie and Benjamin Lurie. Ann Lurie is the co-trustee of AOQ Trust. Benjamin Lurie is the co-trustee of the AB Trust and AOQ Trust. Ann Lurie is sole trustee of the trusts owning 100% of LFT. The Foundation is a charitable organization of which Ann Lurie is president and a director. The principal business of each of LIF, ATL, APL, AOQ Trust, AB Trust, LFT and LII is investments. The principal occupation of Ann Lurie and the Ann Lurie Revocable Trust is private investments and philanthropy. The principal occupation of Benjamin Lurie is investment management. Ann Lurie and Benjamin Lurie are citizens of the United States.

The business address for each of the Reporting Persons and each of the other persons named in this Item 2 is 440 West Ontario Street, Chicago, Illinois 60654. None of the Reporting Persons or any of the other persons named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 63009F105	13D	Page 13 of 19

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)   Amount beneficially owned:

		Percent of class:*
LIF	5,006,136 shares	8.9%
ATL	2,902,407 shares	5.2%
APL	2,274,096 shares	4.1%
AOQ Trust	2,708,979 shares	4.8%
LFT	1,635,904 shares	2.9%
Foundation	112,891 shares	0.2%
LII	5,080,460 shares	9.1%
AB Trust	2,902,407 shares	5.2%
ANDA	2,274,096 shares	4.1%
Ann Lurie	14,724,737 shares	26.3%

*	Based on 56,090,437 shares of Common Stock outstanding as of November 5, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

LIF	0 shares
ATL	0 shares
APL	0 shares
AOQ Trust	0 shares
LFT	0 shares
Foundation	0 shares
LII	0 shares
AB Trust	0 shares
ANDA	0 shares
Ann Lurie	10,000 shares

(ii)	Shared power to vote or to direct the vote

LIF	5,006,136 shares
ATL	2,902,407 shares
APL	2,274,096 shares
AOQ Trust	2,708,979 shares
LFT	1,635,904 shares
Foundation	112,891 shares
LII	5,080,460 shares
AB Trust	2,902,407 shares
ANDA	2,274,096 shares
Ann Lurie	14,714,737 shares

CUSIP NO. 63009F105	13D	Page 14 of 19

(iii)	Sole power to dispose or direct the disposition of

LIF	0 shares
ATL	0 shares
APL	0 shares
AOQ Trust	0 shares
LFT	0 shares
Foundation	0 shares
LII	0 shares
AB Trust	0 shares
ANDA	0 shares
Ann Lurie	10,000 shares

(iv)	Shared power to dispose or to direct the disposition of

LIF	5,006,136 shares
ATL	2,902,407 shares
APL	2,274,096 shares
AOQ Trust	2,708,979 shares
LFT	1,635,904 shares
Foundation	112,891 shares
LII	5,080,460 shares
AB Trust	2,902,407 shares
ANDA	2,274,096 shares
Ann Lurie	14,714,737 shares

On February 8, 2013, Mark Slezak resigned as chief executive officer of LII and as a director of the Issuer. He also ceased to have managing positions with APL, ATL and LIF. There was no purchase, sale or other transfer of shares of Common Stock on February 8, 2013.

(c) During the past sixty days, no transactions in the Common Stock were effected by the Reporting Persons or any of the other persons named in Item 2.

(d) No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

LIF, ATL, APL, AOQ Trust, LII, LFT, the Foundation and Ann Lurie (collectively, the “Lurie Parties”) entered into a lock-up agreement with the Issuer dated February 8, 2013 (the “Agreement”), pursuant to which the Lurie Parties agree not to directly or indirectly sell (including entering into options, swaps or similar sale-like transactions) for 365 days from the date of the Agreement the amount of shares of the Common Stock owned by them on the date of the Agreement. A copy of the Agreement is included as an exhibit to this Schedule 13D.

CUSIP NO. 63009F105	13D	Page 15 of 19

Item 7.	Material to Be Filed as Exhibits.

1. Amended and Restated Joint Filing Agreement dated as of February 14, 2013, among Lurie Investment Fund, L.L.C., Alfa-Tech, L.L.C., ANDA-ProQuest, L.LC., AOQ Trust, Lurie Investments, Inc., LFT Partnership, Ann and Robert H. Lurie Foundation and Ann Lurie.

2. Lock-up Agreement dated February 8, 2013 among Nanosphere, Inc. and Lurie Investment Fund, L.L.C., Alfa-Tech, L.L.C., ANDA-ProQuest, L.LC., AOQ Trust, Lurie Investments, Inc., LFT Partnership, Ann and Robert H. Lurie Foundation and Ann Lurie. (Filed as Exhibit 99.1 to the Current Report on Form 8-K of Nanosphere, Inc. filed with the Securities and Exchange Commission on February 13, 2013 and incorporated by reference herein.)

CUSIP NO. 63009F105	13D	Page 16 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Lurie Investment Fund, L.L.C.

By:	Lurie Investments, Inc. Executive Managing Member

	By:	/s/ Ann Lurie
Ann Lurie
Title: President

Alfa-Tech, L.L.C.

By:	Ann and Bob Trust 1, Managing Member

	By:	/s/ Ann Lurie
Ann Lurie, not individually but as Co-Trustee

ANDA-ProQuest, L.L.C.

	By:	ANDA Partnership Managing Member

	By:	/s/ Ann Lurie
Ann Lurie, Authorized Representative

AOQ Trust

	By:	/s/ Ann Lurie
Ann Lurie, not individually but as Co-Trustee

CUSIP NO. 63009F105	13D	Page 17 of 19

LFT Partnership

By:	/s/ Ann Lurie
Ann Lurie, Authorized
Representative

Ann and Robert H. Lurie Foundation

By:	/s/ Ann Lurie
Ann Lurie
President

Lurie Investments, Inc.

By:	/s/ Ann Lurie
Ann Lurie
Title: President

Ann and Bob Trust 1

By:	/s/ Ann Lurie
Ann Lurie, not individually but
as Co-Trustee

ANDA Partnership

By:	/s/ Ann Lurie
Ann Lurie, Authorized
Representative

By:	/s/ Ann Lurie
Ann Lurie

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Nanosphere, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to the initial such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 14th day of February, 2013

Lurie Investment Fund, L.L.C.

By:	Lurie Investments, Inc. Executive Managing Member

	By:	/s/ Ann Lurie
Ann Lurie
Title: President

Alfa-Tech, L.L.C.

By:	Ann and Bob Trust 1, Managing Member

	By:	/s/ Ann Lurie
Ann Lurie, not individually but as Co-Trustee

ANDA-ProQuest, L.L.C.

	By:	ANDA Partnership Managing Member

	By:	/s/ Ann Lurie
Ann Lurie, Authorized Representative

AOQ Trust

By:	/s/ Ann Lurie
Ann Lurie, not individually but
as Co-Trustee

LFT Partnership

By:	/s/ Ann Lurie
Ann Lurie, Authorized
Representative

Ann and Robert H. Lurie Foundation

By:	/s/ Ann Lurie
Ann Lurie
President

Lurie Investments, Inc.

By:	/s/ Ann Lurie
Ann Lurie
Title: President

Ann and Bob Trust 1

By:	/s/ Ann Lurie
Ann Lurie, not individually but
as Co-Trustee

ANDA Partnership

By:	/s/ Ann Lurie
Ann Lurie, Authorized
Representative

By:	/s/ Ann Lurie
Ann Lurie